EX-99.B-77D

SUB-ITEM 77D(g): Any other investment policy set forth in the registrant’s charter, by-laws or prospectus.

Ivy Funds

Supplement dated November 16, 2011 to the

Ivy Funds Prospectus

dated July 29, 2011

and as supplemented August 18, 2011 and August 31, 2011

Effective January 1, 2012, each Fund that currently imposes a redemption fee no longer will do so. Accordingly, all references in this Prospectus to redemption fees, including in the expense tables of each applicable Fund, are deleted effective as of that date.

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The following is added as the last bullet point to the section entitled “Your Account – Choosing a Share Class – Sales Charge Waivers for Certain Investors – Class A shares may be purchased at NAV by:” on page 174 and 175 of the Ivy Funds prospectus:

▪	Shareholders purchasing into accounts that owned shares of any Fund within the Ivy Funds prior to December 16, 2002, and who were eligible to purchase Class A shares at NAV as of such date.

Ivy Funds

Supplement dated November 16, 2011 to the

Ivy Funds Statement of Additional Information

dated July 29, 2011

and as supplemented September 9, 2011

Effective January 1, 2012, each Fund that currently imposes a redemption fee no longer will do so. Accordingly, all references in this Statement of Additional Information to redemption fees are deleted effective as of that date.

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The following language is added as a new paragraph directly before the last paragraph of the section entitled “Purchase, Redemption and Pricing of Shares – Net Asset Value Purchases of Class A and Class E Shares” on page 120 of the Ivy Funds statement of additional information:

Shareholders purchasing into accounts that owned shares of any Fund within the Ivy Funds prior to December 16, 2002, and who were eligible to purchase Class A shares at NAV as of such date may purchase Class A shares at NAV.

Ivy Funds

Supplement dated February 17, 2012 to the

Ivy Funds Prospectus

dated July 29, 2011

and as supplemented August 18, 2011, August 31, 2011 and November 16, 2011

The following replaces the second sentence of the “Fees and Expenses” section on pages 3, 7, 11, 15, 19, 23, 27, 31, 35, 39, 44, 49, 53, 57, 61, 66, 71, 75, 80, 84, 88, 92, 96, 100, 105, 109, 113, 117, 122, and 127 of the Ivy Funds prospectus:

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You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $100,000 in funds within Ivy Funds, InvestEd Portfolios and/or Waddell & Reed Advisors Funds.

The following replaces the second and third paragraphs of the “Principal Investment Strategies” section on page 50 for Ivy High Income Fund of the Ivy Funds prospectus:

IICO may look at a number of factors in selecting securities for the Fund, beginning with a primarily bottom-up analysis of a company’s fundamentals, including financial strength, growth of operating cash flows, strength of management, borrowing requirements, improving credit metrics, potential to improve credit standing, responsiveness to changes in interest rates and business conditions, strength of business model, and capital structure and future capital needs, and progressing to consideration of the current economic environment and industry fundamentals.

After IICO is comfortable with the business model of a company, it attempts to optimize the Fund’s risk/reward by investing in the debt portion of the capital structure believed to be most attractive, which may include secured and/or unsecured bank loans or floating rate notes, secured and/or unsecured high-yield bonds, and/or busted convertibles (a convertible security that is trading well below its conversion value).

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